

November 30, 2011

Via E-Mail
Mr. K. Douglas Ralph
Chief Financial Officer
Carpenter Technology Corp.
P.O. Box 14662
Reading, PA 19610

> **Re:** **Carpenter Technology Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed August 24, 2011**
> **File No. 1-05828**

Dear Mr. Ralph:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Result of Operations

Impact of Raw Material Prices and Product Mix, page 20

1. We note your disclosure that indicates your use of the LIFO costing methodology may impact the period when gains and losses from commodity forward contracts are recognized. We further note your derivative accounting policy disclosures that indicate such gains and losses are reclassified from other comprehensive income to cost of sales in the period the hedged transaction affects earnings. Please clarify for us, and in future filings, your accounting treatment of gains and losses associated with commodity forward

contracts. In addition, please revise future filings to quantify the percentage of sales under firm price sales arrangements during each period presented.

Liquidity and Capital Resources, page 33

2.   We note your disclosures that indicate your cash on hand, including amounts residing in foreign jurisdictions, available borrowing capacity, operating cash flows, and investments in marketable securities will be sufficient for the foreseeable future. We also note your debt-to-capital ratio requirement under your credit facility. We further note your planned repayment of Latrobe debt, a planned $500 million manufacturing facility, historical dividends, mandatory pension contributions, debt repayments, and other contractual cash obligations. In light of these significant expected cash outflows and your apparent covenant restrictions, please expand your liquidity disclosures in future filings to provide a more robust discussion of your expected uses of cash and the strategies you may employ to fund those requirements. To the extent you intend to repatriate cash from foreign jurisdictions, please provide a range of possible tax consequences associated with such actions. In addition, please disclose whether you expect to be required and able to obtain a waiver or modification of the covenants associated with your recently obtained credit facilities, if necessary. Finally, please explain to us how you calculated the actual debt-to-capital ratios you disclose in MD&A as of June 30, 2011 and September 30, 2011.

Financial Statements

Note 3 – Acquisition and Strategic Partnership, page 56

3.   We note your disclosure here, and also in your Form 10-Q for the quarter ended September 30, 2011, regarding your pending acquisition of Latrobe Specialty Metals, Inc. It appears this merger may have been delayed by anti-trust authorities beyond your planned merger date. Please expand your disclosures in future filings to disclose and discuss the reasons for the delay.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief